                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 _____________

                                   FORM 11-K

                                 _____________
                                  (Mark One)

(X)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 2000

                                      OR
( )            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _______

                         Commission file number 1-8606

                                 _____________

                          Bell Atlantic Savings Plan
                            for Salaried Employees

                                 _____________

                          Verizon Communications Inc.
             1095 Avenue of the Americas, New York, New York 10036

                                             [LOGO] Mitchell & Titus, LLP
                                                    Certified Public Accountants
                                                    and Consultants

                          BELL ATLANTIC SAVINGS PLAN
                            for SALARIED EMPLOYEES
                       as of December 31, 2000 and 1999


                               TABLE OF CONTENTS
                               -----------------

 Independent Auditors' Report                                                                1

 Financial Statements:

 Statements of Net Assets Available for Benefits as of
 December 31, 2000 and 1999                                                                2-3

 Statement of Changes in Net Assets Available for Benefits
 for the year ended December 31, 2000                                                        4

 Notes to Financial Statements                                                            5-23

 Signature page                                                                             24

 Consent of Independent Auditors                                                            25

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Verizon Employee Benefits Committee:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Bell Atlantic Savings Plan for Salaried Employees (the "Plan") as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Savings Plan for Salaried Employees as of December 31, 2000 and 1999, and the change in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Mitchell & Titus, LLP

New York, New York
June 22, 2001

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Net Assets Available for Plan Benefits

December 31, 2000

(Dollars in Thousands)

                                                                           Fund Information
                                                 ---------------------------------------------------------------------------------
                                                   Verizon             Employee Stock                        Other
                                                   Shares              Ownership Plan          PAYSOP         Fund
                                                                 --------------------------
                                                    Fund          Allocated   Unallocated       Fund        Options        Total
                                                 ----------      --------------------------    -------    ----------     ---------
                    ASSETS:

Investments at market (see Notes 1, 2 and 3):
  Allocated share of master trust net assets     $  2,412,065   $  1,032,833   $         -   $  60,192   $  4,169,432  $ 7,674,522
  Temporary cash investments                                -              -             -           -            363          363
  Temporary cash available for future employing
    company contributions                                   -              -           470           -              -          470
  Verizon Communications Inc. common shares                 -              -       610,101           -              -      610,101
                                                 ------------   ------------   -----------   ---------   ------------  -----------

      Total investments                             2,412,065      1,032,833       610,571      60,192      4,169,795    8,285,456

Receivables:
  Participant contributions                               251              -             -           -            588          839
  Employer contributions                                   28            538             -           -              -          566
  Loans to participants                                     -              -             -           -        163,306      163,306
  Dividends and interest receivable                         -              -             -           -              2            2
                                                 ------------   ------------   -----------   ---------   ------------  -----------

      Total receivables                                   279            538             -           -        163,896      164,713

                                                 ------------   ------------   -----------   ---------   ------------  -----------
      Total assets                                  2,412,344      1,033,371       610,571      60,192      4,333,691    8,450,169

                  LIABILITIES:

Administrative payables                                   395            268             -          10            686        1,359
Commitments (see Note 2)                                    -              -         7,043           -              -        7,043
Notes payable (see Note 6)                                  -              -       446,511           -              -      446,511
                                                 ------------   ------------   -----------   ---------   ------------  -----------

      Total liabilities                                   395            268       453,554          10            686      454,913
                                                 ------------   ------------   -----------   ---------   ------------  -----------

      Net assets available for plan
         benefits (see Notes 1 and 2)            $  2,411,949   $  1,033,103   $   157,017   $  60,182   $  4,333,005  $ 7,995,256
                                                 ============   =============  ============  =========   ============  ===========

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Net Assets Available for Plan Benefits

December 31, 1999

(Dollars in Thousands)

                                                                                Fund Information
                                              --------------------------------------------------------------------------------------
                                                Verizon              Employee Stock                         Other
                                                 Shares              Ownership Plan           PAYSOP        Fund
                                                             -----------------------------
                                                  Fund        Allocated      Unallocated       Fund        Options        Total
                                              -------------  ------------   --------------  -----------  ------------  -------------
                   ASSETS:

Investments at market (see Notes 1, 2 and 3):
  Allocated share of master trust net assets  $  2,755,367   $ 1,279,189    $           -   $   83,502   $ 4,663,831   $  8,781,889
  Temporary cash investments                             -             -                -            -         5,359          5,359
  Verizon Communications Inc. common shares              -             -          872,077            -             -        872,077
                                              ------------   -----------    -------------   ----------   -----------   ------------

      Total investments                          2,755,367     1,279,189          872,077       83,502     4,669,190      9,659,325

Receivables:
  Participant contributions                            264           392                -            -           469          1,125
  Loan repayments                                       30             -                -            -            46             76
  Loans to participants                                  -             -                -            -       161,631        161,631
  Dividends and interest receivable                      -             -                -            -            22             22
                                              ------------   -----------    -------------   ----------   -----------   ------------

      Total receivables                                294           392                -            -       162,168        162,854
                                              ------------   -----------    -------------   ----------   -----------   ------------

      Total assets                               2,755,661     1,279,581          872,077       83,502     4,831,358      9,822,179

                LIABILITIES:

Commitments (see Note 2)                                 -             -           13,397            -             -         13,397
Notes payable (see Note 6)                               -             -          506,085            -             -        506,085
                                              ------------   -----------    -------------   ----------   -----------   ------------

      Total liabilities                                  -             -          519,482            -             -        519,482
                                              ------------   -----------    -------------   ----------   -----------   ------------

    Net assets available for plan
       benefits (see Notes 1 and 2)           $  2,755,661   $ 1,279,581    $     352,595   $   83,502   $ 4,831,358   $  9,302,697
                                              ============   ===========    =============   ==========   ===========   ============

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2000

(Dollars in thousands)

                                                                                    Fund Information
                                                    --------------------------------------------------------------------------------
                                                      Verizon            Employee Stock                     Other
                                                       Shares            Ownership Plan        PAYSOP        Fund
                                                                  --------------------------
                                                        Fund       Allocated    Unallocated     Fund       Options        Total
                                                    ------------- ------------  ------------  ----------  -----------  ------------
Additions:
  Allotments, contributions and transfers:
     Employee allotments                            $     79,205  $         -   $         -   $       -   $  154,735   $    233,940
     Interfund transfers                                 116,765       (5,385)            -      (2,125)    (109,255)             -
     Plan transfers-in                                    30,932        6,580             -         899       17,709         56,120
     Rollover contributions                                3,247           14             -           3       12,681         15,945
     Employing company contributions (see Note 1)         39,124            -             -           -       32,320         71,444
     Transfer of participant forfeitures                       -            -         1,254           -       (1,254)             -
     Transfer of participant forfeited shares                  -       (2,397)        2,397           -            -              -
     Loans to participants                               (28,050)        (682)            -           -       28,732              -
     Participant loan repayments                          29,606          779             -           -      (30,385)             -
     Allocation of shares to participants                      -       63,922       (63,922)          -            -              -
     Allocation of shares borrowed                             -        7,043        (7,043)          -            -              -
     Supplemental employing company contributions              -            -        68,791           -            -         68,791
     Transfer of dividends from allocated for loan
       repayment                                               -      (23,640)       23,640           -            -              -
     Transfer of shares to replace dividends                   -       23,640       (23,640)          -            -              -
                                                    ------------  -----------   -----------   ---------   ----------   ------------
            Total allotments, contributions,
               and transfers                             270,829       69,874         1,477      (1,223)     105,283        446,240

  Investment income:
     Dividends/Interest                                   71,225       32,032        19,744       1,975       11,782        136,758
     Interest on LESOP dividends                               -            -           751           -            -            751
     Allocated share of Master Trust investment
       activities (see Note 3)                          (500,957)    (238,004)     (162,440)    (14,589)    (211,141)    (1,127,131)
                                                    ------------  -----------   -----------   ---------   ----------   ------------
            Total additions                             (158,903)    (136,098)     (140,468)    (13,837)     (94,076)      (543,382)
                                                    ------------  -----------   -----------   ---------   ----------   ------------

Deductions:
     Administrative expenses                              (1,736)      (1,194)            -         (52)      (7,790)       (10,772)
     Distributions to participants                      (178,991)    (108,478)            -      (9,271)    (393,045)      (689,785)
     Plan transfers-out                                   (4,082)        (708)            -        (160)      (3,442)        (8,392)
     Interest on notes                                         -            -       (38,447)          -            -        (38,447)
     Loan refinancing                                          -            -       (16,663)          -            -        (16,663)
                                                    ------------  -----------   -----------   ---------   ----------   ------------
            Total deductions                            (184,809)    (110,380)      (55,110)     (9,483)    (404,277)      (764,059)
                                                    ------------  -----------   -----------   ---------   ----------   ------------
            Net decrease                                (343,712)    (246,478)     (195,578)    (23,320)    (498,353)    (1,307,441)

Net assets available for plan benefits:
     Beginning of year                                 2,755,661    1,279,581       352,595      83,502    4,831,358      9,302,697
                                                    ------------  -----------   -----------   ---------   ----------   ------------
     End of year (see Notes 1 and 2)                $  2,411,949  $ 1,033,103   $   157,017   $  60,182   $4,333,005   $  7,995,256
                                                    ============  ===========   ===========   =========   ==========   ============


BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

1.       General

         On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998 and began doing business as Verizon Communications.

         Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE stockholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock that they owned.

         On September 22, 2000, Bell Atlantic changed it name to Verizon Communications Inc. ("Verizon").

         Bell Atlantic common shares of stock were converted to Verizon common shares of stock on a one to one ratio.

         Where applicable, all references to Bell Atlantic and NYNEX Corporation ("NYNEX") in the following footnotes have been changed to Verizon.

         Plan Description
         The following description of the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") provides only general information on the BASP's provisions as of December 31, 2000 and 1999. Participants should refer to the Benefits Handbook, BASP plan document and prospectus for a more complete description of BASP's provisions.

         The BASP* was established by Verizon (formerly Bell Atlantic) on January 1, 1984 to provide a convenient way for salaried employees to save on a regular and long-term basis. The BASP is a defined contribution plan covering all regular full-time and part-time salaried employees of former Bell Atlantic and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the BASP and to receive matching employer contributions, upon completion of enrollment in the BASP as soon as practicable following the date of hire. The BASP is also characterized as an employee stock ownership plan ("ESOP").

         Merger of the Plan
         In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). From the time of the Merger to June 30, 1998 the Bell Atlantic Savings Plan for Bell Atlantic North Salaried Employees ("Former North Plan") and the BASP continued as separate plans with different investment funds. Beginning January 1, 1998 the plans, though remaining separate, offered the same

__________________________________________
* Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the BASP Prospectus.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         investment funds (See below for a description of the funds). On July 1, 1998 the Former North Plan was merged into the BASP. A new unit value was assigned to some of the new plan's investment funds. The assignment of the new unit values did not change the value of the participant's contribution in each fund or the value of the participant's total savings plan account.

         Allotments and Contributions
         Eligible employees may authorize basic contributions of 1% to 6% (and in some participating subsidiaries up to 8%) of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Verizon and most of its participating subsidiaries, Verizon makes employer matching contributions in an amount equal to 83 1/3% of basic contributions. Certain participating subsidiaries make employer matching contributions ranging from 50% to 100% of basic contributions. Certain participating subsidiaries also make annual discretionary employer contributions which are based, in part, on the individual subsidiary's financial performance or other business results. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the Verzion Shares Fund and/or the ESOP until employees reach age fifty at which point the participant may begin to diversify the matching contributions.

         In early December 1998 the Verizon Board of Directors approved a Career Level Contribution. This special company paid contribution for certain eligible employees is in the form of a three year annual contribution to the BASP, beginning the first quarter of 1999. The Career Level Contribution is automatically invested in the Government Money Market Fund. Participants are allowed to transfer the amount to any other Fund Options if desired.

         The BASP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the BASP. Forfeitures were $4,001 and $2,043 in 2000 and 1999, respectively.

         Loans
         The BASP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the BASP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime rate for loans up to sixty months and the prime plus one for loans from sixty-one to one hundred eighty months as published in The Wall Street Journal.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Termination Priorities
         Although it has not expressed any intent to do so, Verizon has the right under the BASP to discontinue all employer matching contributions at any time and to terminate the BASP subject to the provisions of ERISA. In the event of the BASP termination, participants would become 100% vested in their accounts.

         Fund Options
         Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Verizon Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and the U.S. Small Capitalization Fund. The ESOP and Verizon Employee Stock Ownership Plan (the "PAYSOP") component of the BASP are described below.

         The Verizon Shares Fund invests primarily in the common stock of Verizon.

         The Telecommunications Fund portfolio is comprised of investments in twenty North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at the time of their inclusion in the portfolio. Effective January 1, 1998, the Telecommunications Fund was closed to new investments. The Fund is a market weighted index fund and is managed by Verizon Investment Management Corp. ("VIMCO").

         The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

         The Passive U.S Equity Index Fund invests in an equity index fund which is managed by VIMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

         The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Deutsche Asset Management.

         The Income Fund invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the U.S. government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based on the agreed upon interest rate for the relevant time period but not in the event of a default of any security in the pool. The BASP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The BASP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by VIMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by VIMCO. (For further discussion of this Fund see Note 2).

         The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

         In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by VIMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

         The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 2000, VIMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, Provident Investment Counsel, Inc., and State Street Research and Management

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Company. Effective January 1, 2001 Western Asset Management Company replaced State Street Research and Management Company.

         The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 2000, VIMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., Provident Investment Counsel, Inc., Rogge Global Partners, PLC, State Street Global Advisors, and State Street Research and Management Company. Effective January 1, 2001 Western Asset Management Company replaced State Street Research and Management Company. In addition, Northern Cross Investments, Ltd. and State Street Global Advisors were removed as managers effective January 1, 2001.

         The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 2000, VIMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, and Provident Investment Counsel, Inc.

         The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is well diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 2000, VIMCO had selected Capital Guardian Trust Company, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund. Effective January 1, 2001, Northern Cross Investments, Ltd. and State Street Global Advisors were removed as managers.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 2000, VIMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Miller Anderson & Sherrerd, LLP, The Boston Company Asset Management, Inc., and Provident Investment Counsel, Inc.

         The Leveraged ESOP ("LESOP") is a leveraged Fund that invests primarily in Verizon shares. The LESOP component of the BASP, initially funded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Allotments and Post-Tax Allotments. Depending on the value of Verizon shares from time to time, the LESOP may fund more or less than all of the required employer matching contributions in a given calendar year. As a result of a continuing series of additional LESOP refinancings (See Note 6), the LESOP will generate a portion of the shares required for employer matching contributions but not more than the amount required for those contributions. In the event of a shortfall, Verizon and its participating subsidiaries make additional employer matching contributions to the BASP. Any surplus is allocated in equal amounts to the BASP accounts of participants who, as of the last day of the year, are active employees of Verizon and its participating subsidiaries, and have account balances under the BASP. The employee may not withdraw or transfer funds out of the LESOP Fund except for hardship withdrawals and except for those participants over age 50 with more than one year of participation in the BASP.

         Two Unreleased Shares and Loan Note Accounts (the "Unallocated Account") which are part of the LESOP Fund consist of Verizon shares that were acquired with the proceeds of two acquisition loans and have not yet been released and allocated to participating employees. (See
         Note 6).

         The PAYSOP was established by Verizon on January 1, 1984 as an ERISA plan. The assets in the PAYSOP consist of Employing Company contributions of Verizon common shares and earnings thereon. As a result of PAYSOP amendments necessitated by the Tax Reform Act of 1986, there have been no Employing Company contributions to the PAYSOP since the 1986 plan year.

         The following Funds referred to above are summarized on the Financial Statements under the heading of "Other Fund Options":
         Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and U.S. Small Capitalization Fund.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         All the assets of the BASP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

         The Unifi Group of PricewaterhouseCoopers, LLP, is the recordkeeper for the BASP.



2.       Accounting Policies

         General
         Effective January 1, 2000, Verizon adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirements for defined contribution plans to separately report participant directed investment fund options. Additionally, the requirement to disclose the total number of units and net asset value per unit during the period has also been eliminated by SOP 99-3.

         Investments
         All of the assets of the BASP are included in the Master Trust.

         Value of Investments
         The Trustee values the investments in the Master Trust as follows:

         Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

         The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

                  i. The asset weighted crediting interest rate yielded a return of 6.3% and 6.1% for the years ended December 31, 2000 and 1999, respectively.

                  ii. The crediting interest rates ranged from 5.06% to 7.93% at December 31, 2000 and 5.06% to 14.4% at
                           December 31, 1999.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

                   iii. The fair value, as determined by discounting future cash flows of the underlying BASP investments, at December 31, 2000 and 1999, was approximately $1,013,155 and $1,072,497, respectively.

         Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

         Temporary cash investments are stated at redemption value which approximates fair value.

         Commitments
         Commitments represents the value of the ESOP shares to be allocated to participants accounts once the scheduled corresponding loan payments are made.

         Purchases and Sales of Investments
         Purchases and sales of investments are reflected as of the trade date.

         Realized gains and losses on sales of investments are determined on the basis of average cost.

         Investment Income
         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         Net Appreciation (Depreciation) of Investments
         The Statement of Changes in Net Assets Available for Benefits reflects the net appreciation (depreciation) in the fair value of the BASP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Distributions
         Distributions elected to be withdrawn from the BASP by participants are recorded when paid.

         Plan Expenses
         The BASP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the BASP's disbursement account, as held by the Trustee, in accordance with BASP provisions and to the extent permitted by law. Any expenses not paid by the BASP are paid by Verizon.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Verizon's Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires the BASP's trust asset administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Risks and Uncertainties
         The BASP provides for various participant investment options in various combinations of funds which can invest in various combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.


3.       Investments

         Investment in Master Trust
         All of the investment assets in the Master Trust are managed by VIMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 2000 and 1999 was approximately $52.5 billion (of which net assets totaling approximately $29.0 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $56.6 billion, respectively.

         Investments Held in Pooled Accounts
         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $12.9 billion and $22.7 billion at December 31, 2000 and 1999, respectively and with investment losses of $974 million for the year ended December 31, 2000. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each of the following statements do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The total investments held in the Master Trust pooled accounts at December 31, were as follows:

         Description                                                      Fair Value (Note 2)
         -----------                                             ---------------------------------
                                                                     2000                    1999
                                                                 -------------       -------------
         Cash - non interest bearing                             $      (5,461)      $           -
         Receivables                                                 1,165,169             691,568
         Common Stock                                               11,627,100          21,107,790
         Verizon Communications Inc. common shares                      65,105              91,530
         Preferred Stock                                                58,441              76,783
         U.S. Government Securities                                    102,186              99,119
         Corporate Debt - preferred and other                          161,373             228,401
         Temporary cash investments                                    412,240             586,308
         Other investments*                                            466,754             485,553
                                                                 -------------       -------------
                                                                    14,052,907          23,367,052

         Liabilities                                                (1,144,753)           (650,607)
                                                                 -------------        ------------

            Total pooled net assets in the Master Trust          $  12,908,154        $ 22,716,445
                                                                 =============        ============

         * Other investments include foreign investments, principally foreign government debt.

         The BASP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund option as the "Allocated share of Master Trust Net Assets" in the Statements of Net Assets Available for Benefits and "Allocated share of Master Trust investment activities" in the Statement of Changes in Net Assets Available for Benefits.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Investments in the Master Trust are allocated to the BASP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, were as follows:

                                                            Carrying                                Carrying
                                                              Value                                   Value
                                                ----------------------------         --------------------------------
                                                 2000                   2000            1999                     1999
                                                -----------          -------         ------------              ------
         Active U.S. Equity Fund                $   173,473           1.3439%        $    144,633              0.6367%
         U.S. Balanced Fund                          99,846           0.7735%              90,283              0.3974%
         Global Balanced Fund                        61,076           0.4732%              59,761              0.2631%
         Active International Equity Fund           113,316           0.8779%             145,716              0.6415%
         U.S. Small Capitalization Fund             203,045           1.5730%             132,845              0.5848%
         Passive U.S. Equity Index Fund           1,730,576          13.4068%           2,183,531              9.6121%
                                                -----------                          ------------
         Total                                  $ 2,381,332                          $  2,756,769
                                                ===========                          ============

         Investments Held in Specific Accounts
         The assets of all Verizon's (formerly Bell Atlantic and NYNEX) defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Verizon Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, the ESOP unallocated account, PAYSOP Fund, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, were as follows:

                                                                            Fair Value (Note 2)
                                                                      ---------------------------------
         Description                                                    2000               1999
         -----------                                                  --------------     --------------
         Receivables                                                  $     415,420      $      401,820
         Common Stock                                                       478,463             741,499
         Verizon Communications Inc. common shares                        8,105,225           9,787,824
         Temporary cash investments                                         204,999             174,224
         Fixed income obligations - insurance contracts                   1,792,864           1,826,236
         Fixed income corporate obligations                                 235,651             168,522
                                                                      --------------     --------------
                                                                         11,232,622          13,100,125
         Liabilities                                                       (481,960)           (578,356)
                                                                      --------------     --------------
                   Total net assets in the specific
                   accounts in the Master Trust                       $  10,750,662      $   12,521,769
                                                                      ==============     ==============

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Investments in the Master Trust are allocated to the BASP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASP, Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") in the carrying value of the Master Trust specific accounts at December 31, 2000 were as follows:

                                                                                            2000
                                                              --------------------------------------------------------------------
                                                                  Carrying                 Carrying               Carrying
                                                                    Value     Plan           Value   Plan           Value    Plan
                                                                    BASP        %            BASSP     %            NSSP       %
                                                              -------------   -----   -------------  ----    -------------   -----
         Verizon Shares Fund                                  $   2,411,949     41%   $   1,175,338    20%   $   2,294,105     39%
         Telecommunications Fund                                    178,225     53%               -      -         159,871     47%
         Government Money Market Fund                               169,757     83%          19,310    10%          14,530      7%
         Passive International Equity Index Fund                    106,691     76%          21,003    15%          12,633      9%
         Income Fund                                              1,145,597     64%         238,089    13%         408,914     23%
         Loan Fund                                                  163,306     40%          88,557    21%         162,507     39%
         Employee Stock Ownership Plan                            1,190,120     76%         382,835    24%               -      -
         U.S. Bond Market Index Fund                                188,096     80%          16,396     7%          31,153     13%
         Verizon Employer Stock
          Ownership Plan (PAYSOP)                                    60,182     35%         111,498    65%               -      -
                                                              -------------           -------------          -------------
                Total                                         $   5,613,923           $   2,053,026          $   3,083,713
                                                              =============           =============          =============

         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31:

                                                                                    2000                   1999
                                                                              ---------------         -------------
         Verizon Communications Inc. common shares                            $    8,105,225          $   9,787,824

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Investment Income
         Investment income and expenses are allocated to the BASP's Fund options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

         The allocated net investment income to the BASP's Fund options for the year ended December 31, 2000 was as follows:

                                                                                                         Other
                                                                       Dividends on         Net         Income/          Net
                                                                          Common       Appreciation     Expenses     Investment
                                                         Interest         Shares      (Depreciation)      Net          Income
                                                         ---------     ---------      -------------     -------   -------------
         Verizon Shares Fund                             $   1,784     $       -      $    (502,741)    $     -   $    (500,957)
         Employee Stock Ownership Plan:
           Allocated                                             -             -           (238,004)          -        (238,004)
           Unallocated                                           -             -           (162,440)          -        (162,440)
         PAYSOP                                                 26             -            (14,615)          -         (14,589)
         Other Fund Options                                 92,009        45,522           (348,448)       (224)       (211,141)
                                                         ---------     ---------      -------------     -------   -------------
                   Total                                 $  93,819     $  45,522      $  (1,266,248)    $  (224)  $  (1,127,131)
                                                         =========     =========      =============     =======   =============

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

4.       Derivative Financial Instruments

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the BASP's assets and speculation are prohibited as stated in the BASP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the BASP's foreign asset base. The derivatives most commonly used by investment managers are highly liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Verizon's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the BASP's forward contracts is equal to any gains which have not been settled as of the BASP's year end. The credit risk of the BASP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the BASP.

         All derivative activity relating to the BASP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the BASP in accordance with the BASP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the BASP.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


         The notional values and fair values of the derivative activity used for trading purposes held by the BASP at December 31, were as follows:

                                                                                    2000                 1999
                                                                               ---------              --------
         Domestic Equity Futures Contracts:
           Notional values                                                     $   4,832              $ 18,167
           Fair values                                                             4,698                18,699
         Forward Foreign Currency Payable Contracts:
           Notional values                                                         1,072                   410
           Fair values                                                             1,086                   414
         Forward Foreign Currency Receivable Contracts:
           Notional values                                                         1,073                   410
           Fair values                                                             1,120                   397

         The average fair values of the derivative activity used for trading purposes held by the BASP during the years ended December 31, were as follows:

                                                                                   2000                1999
                                                                              ---------             ----------
         Average Fair Values:
           Domestic Equity Futures Contracts                                  $  10,622             $   48,626
           Forward Foreign Currency Payable Contracts                               908                    432
           Forward Foreign Currency Receivable Contracts                            915                    422

         The BASP was allocated $1,672 in 2000 of net trading losses from futures contracts. Net trading losses allocated to the BASP from foreign exchange contracts totaled $116 in 2000.

5.       Tax Determination

         On December 8, 1997, the Internal Revenue Service issued a ruling that the BASP meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the BASP qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The BASP has been amended since receiving the determination letter. However, the BASP's administrator and the BASP's tax counsel believe that the BASP is designed and is currently being operated in compliance with the applicable requirements of the Code.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

6.       Indebtedness

         The BASP has two LESOP loans as a result of the merger of the Former North Plan into the BASP on July 1, 1998.

         BASP Leveraged ESOP Notes Payable
         The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the Federal law regarding the alternative minimum tax. Portions of the LESOP notes were refinanced on six separate occasions. In 1996, $16.7M was refinanced at 7.40%. In 1997, $20M was refinanced at 6.88%. In 1998, $33M was refinanced at 5.5%. In January 1999, $18M was refinanced at 4.64%. In July 1999, $22M was refinanced at 6.12%, and in January 2000, $16.7M was refinanced at 6.4%. Interest and principal payments are guaranteed by Verizon and are due on January 1, and July 1, of each year; principal payments began July 1, 1990. The following table displays the principal maturities under the notes with the final payment due July 1, 2005.


                            2001                          $   17,295
                            2002                              18,352
                            2003                              19,475
                            2004                              20,667
                            2005                              21,935
                                                          -----------
                                                          $   97,724
                                                          ===========


         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 2000 and 1999, the notes payable carrying amount was $97,724 and $139,350, and the estimated fair value was $80,844 and $120,563, respectively.

         Former North Plan ESOP Notes Payable
         The LESOP notes payable bears a 9.778% interest rate. The interest and principal payments are due on February 1 of each year. Interest payments began September 1, 1990 and principal payments began June 1, 1991. The following table displays maturities under the notes with final payment due February 1, 2015:

                          2001                            $   18,926
                          2002                                19,854
                          2003                                20,742
                          2004                                21,601
                          2005                                22,441
                          Thereafter                         245,223
                                                          ----------
                                                          $  348,787
                                                          ==========

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The $18,926 due on February 1, 2001, was prepaid by the Master Trust in 2000.

         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, the carrying amount and the estimated fair value of the notes payable were:

                       Carrying        Fair        Carrying        Fair
                        Amount         Value        Amount        Value
                         2000          2000          1999          1999
                     ----------    ------------   ----------   -----------

         BASP        $  348,787    $   216,845    $  366,735   $   231,557


7.       Related Party Transactions

         VIMCO, a wholly owned subsidiary of Verizon, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. VIMCO received no compensation from the BASP other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the BASP.


8.       Concentrations of Credit Risk

         Financial instruments that potentially subject the BASP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The BASP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The BASP regularly monitors the financial stability of the financial institutions and insurance companies.


9.       Plan Amendments

         Effective January 1, 1999, the BASP was amended to treat certain elements of management compensation as benefit bearing.

         Effective November 1, 1999, any participating employee or inactive participant who has attained age 50 and completed at least one year of service shall be permitted to direct once during any year that up to 50% of the number of Verizon shares allocated to their ESOP allocation contribution account and ESOP Employing Company matching allocation account be transferred in 1% increments among other Funds in the Plan.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         Effective December 1, 1999, the BASP was amended to allow certain inactive participants to elect a direct Rollover into the BASP of any or all of a lump sum or partial lump sum distribution from any cash balance plan maintained by any Verizon (formerly Bell Atlantic) Company.


10.      Reconciliation of Financial Statements to Form 5500

         The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the BASP but have not yet been paid be reported as liabilities on the plan's 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefits should not be accrued as liabilities of the plan.

         The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500:

                                                                                                      2000              1999
                                                                                                -------------     --------------
         Net assets available for benefits presented in the Statements
            of Net Assets Available for Benefits                                                $   7,995,256     $    9,302,697

         Less:  Benefit claims payable presented in the Asset and
                Liability Statement in Form 5500                                                        6,384              4,002
                                                                                                -------------     --------------
         Net assets available for benefits presented in the Asset and
               Liability Statement in Form 5500                                                 $   7,988,872     $    9,298,695
                                                                                                =============     ==============

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500:

                                                                                                    2000            1999
                                                                                             ------------      -----------
         Aggregate distributions to participants as presented in the
            Statement of Changes in Net Assets Available for Benefits                        $    689,785      $   644,911

         Add:    Current year benefit claims payable presented in the
                 Asset and Liability Statement in Form 5500                                         6,384            4,002

         Less:   Prior year benefit claims payable presented in the
                  Asset and Liability Statement in Form 5500                                        4,002            3,049
                                                                                             ------------      -----------
         Benefit payments and payments to provide benefits directly to participants and beneficiaries presented in the Income and
           Expense Statement in Form 5500                                                    $    692,167    $     645,864
                                                                                             ============    =============

11.      Subsequent Plan Amendment

         Effective January 1, 2002, the Plan will be amended to change the percentage and methodology used by Verizon when determining the employer matching contributions to be applied to employee basic contributions.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                               Bell Atlantic Savings Plan for Salaried Employees





                               By: /s/ Ezra D. Singer
                                   -------------------------------------------
                                       Ezra D. Singer
                               (Chairman, Verizon Employee Benefits Committee)



         Date:  June 26, 2001

                         CONSENT OF INDEPENDENT AUDITORS


         We consent to the incorporation by reference in the Registration Statements of Verizon Communications Inc. on Form S-8 (File Nos. 333-75553 and 333-33747) of our report dated June 22, 2001 included in the Annual Report of the Bell Atlantic Savings Plan for Salaried Employees on Form 11-K for the year ended December 31, 2000.



         /s/ Mitchell & Titus, LLP

         New York, New York
         June 26, 2001